Exhibit 8.1

Subsidiaries of Registrant

Name of undertaking	Country of registration	Activity	% holding
GW Pharma Limited	England and Wales	Research and Development	100
GW Research Limited	England and Wales	Research and Development	100
Greenwich Biosciences Inc.	United States	Pharmaceutical development services	100
GWP Trustee Company Limited	England and Wales	Employee Share Ownership	100
Cannabinoid Research Institute Limited	England and Wales	Dormant	100
Guernsey Pharmaceuticals Limited	Guernsey	Dormant	100
G-Pharm Limited	England and Wales	Dormant	100